UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-68008

(Check one): ☐Form 10-K      ☐Form 20-F      ☐ Form 11-K      ☑Form 10-Q
☐Form 10-D      ☐Form N-SAR      ☐ Form N-CSR

For period ended: June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended ___________________________

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

PART I
REGISTRANT INFORMATION
Full name of registrant:	United Fuel & Energy Corporation

Former name if applicable:

Address of principal executive office (Street and number):	405 N. Marienfeld, Suite 300

City, state and zip code:	Midland, Texas 79701

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11 -K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As disclosed in the Company’s press release and Form 8-K dated August 14, 2007, the Company announced that based on the initial findings of an internal accounting review, it has determined the need to restate certain of its previously issued financial statements. The financial statements expected to be restated are for the fourth fiscal quarter of 2006 and for the first fiscal quarter of 2007.

The internal accounting review was initiated to address possible accounting matters that had come to the attention of management. The internal accounting review, which is still ongoing, has identified errors in the application of certain accounting practices and procedures during the periods in question, primarily related to the recognition of revenue. The exact amounts of the errors have not yet been determined, but at the current time the Company does not expect the restatement of revenue to decrease the amount of previously reported revenue by more than approximately $1.6 million in the aggregate for all affected periods.

As a result of the Company’s internal accounting review and pending restatement, the Company also announced a temporary delay in the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2007. The Company will be unable to file the Form 10-Q for the period ended June 30, 2007 within the five-day extension provided by Rule 12b-25. The Company expects to file the Form 10-Q for the period ended June 30, 2007 as soon as practicable following the completion of its review and the pending restatement.

PART IV
OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification.

Bobby W. Page	(432)	571-8000
(Name)	(Area Code)	(Telephone Number)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes	☐ No
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 14, 2007, the Company issued a press release reporting preliminary financial results for the second quarter of fiscal 2007 ended June 30, 2007. Those preliminary results showed that revenue for the three months ended June 30, 2007, will have decreased to approximately $89.9 million compared to revenue of $92.7 million for the same period in 2006 and that net income before payment of any preferred stock dividend will have decreased to approximately $300,000 compared to approximately $590,000 for the same period in 2006.

The preliminary financial results for the second quarter of fiscal 2007 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company’s financial statements for that period are finalized.

United Fuel & Energy Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME CORPORATION

Date: August 15, 2007	By:	/s/ Bobby W. Page
Bobby W. Page
Vice President, Chief Financial Officer and Secretary